SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

Press release regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2007; and

Cash dividend declaration on the Company’s Common Capital Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.

12 4

Exhibit 1

August 7, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2007.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

August 7, 2007

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,838 As of June 30, 2007	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  7 August 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

____________________________________________________________

____________________________________________________________

____________________________________________________________

Exhibit 1

PLDT Press release

FIRST HALF 2007 CORE NET INCOME UP 13% TO P17.2 BILLION

INCOME BEFORE TAX UP 40% TO P 26.0 BILLION

CONSOLIDATED EBITDA AT P41.8 BILLION

TWO DIVIDENDS DECLARED: INTERIM DIVIDEND OF P60 PER SHARE AND SPECIAL DIVIDEND OF P40 PER SHARE

TOTAL INTERIM AND SPECIAL DIVIDENDS OF P18.8 BILLION

•         Consolidated core net income at P17.2 billion, an increase of 13% from previous year’s P15.2 billion

•         Consolidated net income of P17.0 billion for the first half of 2007, 11% higher than last year, due to higher foreign exchange gains, lower additional depreciation charges and an increase in provision for taxes

•         Income before tax surged 40% to P26 billion in the first half of 2007 while provision for taxes increased by P5.7 billion to P8.7 billion during the period

•         Consolidated EBITDA reaches P41.8 billion, up 4% from last year’s P40.1 billion; consolidated EBITDA margin at 62% of service revenues

•         Consolidated service revenues improve 11% year-on-year to P67.0 billion; wireless service revenues increase 11% to P43.0 billion

•         Free cash flow at P24.4 billion after incurring capital expenditures of P10 billion

•         Interim dividend of P60 per share and special dividend of P40 per share declared. Approximately P18.8 billion in dividends to be paid in September

•         Cellular net additions of 2.9 million for the period; subscriber base surpasses 27 million at the end of June 2007

•         Broadband continues strong growth as broadband subscribers reach 422,000 and total revenue contribution from broadband and internet services surges 40% to P3.3 billion for the first six months of 2007

MANILA, Philippines, 7th August 2007 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced a consolidated core net profit, before foreign exchange translation and derivative gains, of P17.2 billion for the first six months of 2007, up 13% from P15.2 billion in the same period last year. Reported net profit, reflecting such translation and derivative gains, lower additional depreciation charges and higher provision for income tax, rose by 11% to P17.0 billion compared with the reported net income of P15.3 billion in the same period last year. The Group’s income before tax increased by 40% to P26 billion in the first half of 2007. Provision for income tax, however, also increased by 192%, or about P5.7 billion, to P8.7 billion as the Group’s effective tax rate went up to 34% during the period.

Page 5 of 12
Consolidated service revenues increased by 11% to P67.0 billion, notwithstanding the 9% appreciation of the peso which negatively impacted the growth of service revenues by almost 4%, owing to the linkage of 38% of PLDT’s consolidated revenues to the U.S. dollar. If the peso-U.S. dollar exchange rate remained stable for the period under review, consolidated service revenues would have grown by over 14%, or by a further P2.3 billion. Consolidated EBITDA improved by 4% to P41.8 billion while EBITDA margin was at 62%.

Exhibit 1

Consolidated free cash flow remained robust at P24.4 billion in the first half of 2007, after incurring consolidated capital expenditures of P10 billion during the period. Capital expenditures for the Group are expected to increase to P25 billion in 2007 as a result of the higher than expected take up of cellular and wireless broadband subscribers coupled with the continued roll out of our Next Generation Network (“NGN”), principally in areas that are unserved or underserved.

Reflecting these strong cash flows, the Company’s Board of Directors, earlier today, declared an interim dividend of P60 per share, representing approximately 70% of the core earnings attributable to each common share of P89.75. Also, the Company’s Board of Directors declared a special dividend of P40 per share, representing an additional 25% cash dividend payout of 2006 core earnings. This brings the total dividend payout of our 2006 net earnings to 85%. PLDT expects to pay out a total of P18.8 billion in dividends to all common shareholders on 24th September 2007.

The Group’s consolidated balance sheet continued to strengthen with consolidated gross debt balances at US$1.6 billion, after a net debt reduction of almost US$170 million was made in the first six months of 2007. After reflecting cash balances, consolidated net debt stood at US$940 million as at 30th June 2007. But after taking into account the common dividends to be paid at the end of September this year, the Group’s consolidated net debt to EBITDA would be 0.7 times, net debt to free cash flow at 1.3 times and net debt to equity would be 0.7 times.

“We are extremely pleased to announce the declaration of two dividends – an interim one of P60 per share as part of our regular dividend payout program and a second, special dividend of P40 per share which was made possible by the continued strong performance of the Group. The special dividend demonstrates the Group’s solid operating and cash flow performance and fulfills our commitment to improve shareholder returns as we continue to seek new growth opportunities,” stated Manuel V. Pangilinan, PLDT Chairman.

On 6th August 2007, the Board of Directors of our wireless subsidiary, Pilipino Telephone Corporation (“Piltel”), declared dividends on its Series A, C, D and J preferred shares and authorized the settlement of the Company’s accumulated dividends in arrears accruing to these shares. Series A and D were issued to the cities of Baguio and Olongapo, respectively, while Series C was issued to subscribers of Piltel’s fixed line business. Series J constitutes the largest series of the Class I preferred shares. These shares were issued to PLDT in relation to the Letter of Support executed by PLDT in June 2001 under the terms of Piltel’s original debt restructuring, and carry an effective dividend rate of 9% per annum. All Class I preferred shares are redeemable at Piltel’s option.

Piltel expects to pay a total of P2.60 billion relating to the dividends in arrears and another P145 million relating to current dividends. PLDT, as the holder of the Series J preferred shares, will be receiving P2.73 billion of such dividends to be paid by Piltel.

Exhibit 1

Wireless: Propelling Revenues Upwards

Consolidated wireless service revenues rose to P43.0 billion for the first six months of 2007, 11% higher than the P38.6 billion realized in the same period last year. Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Piltel have extended their stellar performance. Wireless service revenues in the second quarter improved by 6% quarter-on-quarter to P22.2 billion from P20.8 billion first quarter. The increase is partly attributable to the impact of election-related spending, and the continued focus of Smart on driving subscriber activations and providing better value packages for SMS and voice services. In the first half of 2007, cellular data revenues grew 15%, cellular voice revenues improved 7% and wireless broadband revenues surged 211%.

Consolidated wireless EBITDA improved by 10% to P28.2 billion in the first half of 2007 from P25.7 billion for the same period in 2006 while EBITDA margins were maintained at 66%.

The PLDT Group’s total cellular subscriber base for the quarter grew by 2.9 million to close at 27.1 million. Smart recorded net additions of approximately 1.95 million subscribers while Talk ‘N Text added about 985,000 subscribers to end the first six months of 2007 with 19.1 million and almost 8.0 million subscribers, respectively.

Smart’s extensive infrastructure and robust platform enable it to continue being the leader in developing innovative voice and text packages that offer the most value and variety to its customers.

Smart’s wireless broadband service - branded SmartBro - has grown its wireless broadband subscriber base to about 210,000 at the end of June 2007, adding 88,000 new subscribers in the first six months. Smart now has over 2,610 wireless broadband-enabled base stations providing high-speed internet access to over 500 cities and municipalities all over the Philippines. Wireless broadband revenues grew 211%, from P300 million in the first half of 2006 to about P930 million in the first half of 2007. SmartBro is an integral part of the PLDT Group’s strategy to be at the forefront of “broadbanding” the country.

On 24th July 2007, 360media Corp., in partnership with Smart, launched myTV, the first commercial mobile TV service in the country. This service enables Smart subscribers with mobile TV-capable handsets to enjoy myTV’s range of top-rated TV channels. myTV uses Digital Video Broadcasting – Handheld, or DVB-H, platform that delivers real-time events through a digital TV signal optimized for mobile devices. Programs can be simultaneously viewed by an unlimited number of subscribers, thus making television viewing conveniently available always and everywhere. In contrast, myTV is not transmitted through the cellular network unlike mobile TV from video streaming and video-downloads services which are currently offered through 3G cellular networks. Initial coverage areas include Mega Manila, Cebu, Davao, Tagaytay, Batangas and Baguio. The mobile TV package will involve a monthly charge of P488 in addition to the regular postpaid airtime plans. Prepaid subscribers on the other hand, need only to maintain a P1 airtime load on top of the P488 monthly myTV package to avail of the service. myTV service will be free until August 31st 2007.

Exhibit 1

“Mobile TV is the latest life-changing innovation being introduced by Smart in collaboration with 360media, Smart’s broadcast service partner. Through this innovative service, Smart will enable its subscribers to watch news, general information, sports and entertainment programs through specially enabled mobile handsets while on the go,” said Napoleon L. Nazareno, PLDT President and CEO.

On 2nd August 2007, Smart announced a partnership with global satellite communications service firm Inmarsat plc to offer a wider terrestrial and maritime coverage for its satellite phone services, SMARTLink. This strategic collaboration involves Inmarsat making available its global satellite infrastructure for the delivery of Smart’s products and services to SmartLink subscribers as well as a US$5 million investment by Smart to set up the gateway facility and ground infrastructure in Subic, Zambales. The partnership will result in an initial expanded coverage for the SMARTLink prepaid wireless satellite phone service to include India, the Indian Ocean, the Middle East, Africa, one-half of the Australian continent, and parts of Russia and the Pacific Ocean. The SMARTLink services will be carried on Inmarsat’s I-4 satellite, which can support both voice call services and data connectivity. This expanded coverage area complements the existing coverage provided by the Garuda I base of Asia Cellular Satellite (ACeS), which already covers 11 million square miles of Asia, from Pakistan in the west to Japan in the east and Indonesia and Papua New Guinea in the south. Eventually, in 2009, SMARTLink’s coverage will be entirely global.

To further reinforce this foray into the maritime industry, Smart has agreed to acquire, through its wholly-owned subsidiary, Smart-Connect Holdings PTE Limited, a 30% equity interest in Blue Ocean Wireless (”BOW”), a Dublin-based company delivering GSM communication capability for the merchant maritime sector. The investment by Smart will be US$15.9 million. BOW provides the world’s first GSM network on the seas through Altobridge, a patented GSM platform that supports full voice and text services. In this way, seamen on board vessels at sea can talk and text anywhere in the world using this GSM cellular nautical capability. It is estimated that there are more than one million seafarers on about 46,000 vessels, of which approximately 40% are Filipinos. Smart sees BOW as an important complementary service to its prepaid wireless satellite phone service, SMARTLink.

“This past month has seen Smart launch new and exciting services to add to its portfolio of world-first and world-class services. The expanded SMARTLink coverage coupled with the cutting edge technology of BOW will enable Smart to offer our products, in a cost competitive way, to seafarers across the world, 40% of whom happen to be Filipinos." added Nazareno.

PLDT Fixed Line: Managing Change Properly

Fixed Line service revenues decreased by 2% to P23.6 billion in the first half of 2007 from P24.1 billion in the first half of 2006 mainly on account of a stronger peso. The gains realized in broadband and corporate data revenues were balanced by the decline in our traditional fixed line voice revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses continue to be adversely impacted by the appreciation of the U.S. dollar/peso exchange rate. Had the peso not appreciated by 9% in the first six months of 2007 and remained relatively stable, Fixed Line revenues would have reported an increase of 2% year-on-year.

Page 8 of 12

Exhibit 1

Retail DSL continued to grow as broadband subscribers reached approximately 200,000 at the end of June 2007, representing net additions of about 67,000 subscribers in the first six months of the year. PLDT also had approximately 300,000 subscribers using our Vibe dial-up Internet service as of the end of the period. PLDT DSL and Vibe contributed P1.9 billion in revenues for the first six months of 2007, up 11% from P1.7 billion for the same period in 2006.

Fixed Line EBITDA in 2006 declined to P13.0 billion driven by the decrease in revenues and the increase in certain cash operating expenses, resulting in a slightly lower EBITDA margin for the period.

"Our key objective of revitalizing the Fixed Line business requires a significant amount of time, effort and resources. While the initial results of our hard work are not readily apparent, we remain intensely focused on the proper implementation of our plans – upgrading to NGN, integrating back-office support functions, streamlining processes and re-orienting our people. We are facing the challenges head-on and are prepared to make the necessary adjustments as we move towards the goal of creating a more responsive and agile organization,” declared Nazareno.

ePLDT: Consolidating Resources

ePLDT, the Group’s information and communications technology arm, reported service revenues of P4.8 billion for the first six months of 2007, a 165% increase from the P1.8 billion revenue achieved last year. This was driven by the continued growth in call center revenues through ePLDT Ventus and the consolidation of SPi Technologies, Inc. (SPi), after its acquisition in July 2006. ePLDT’s revenues were likewise negatively impacted by the strong appreciation of the peso since approximately 83% of its revenues are denominated in U.S. dollars. ePLDT would have reported an incremental 21% growth in revenues if the peso had remained stable year-on-year. ePLDT’s revenues account for 7% of the PLDT Group’s consolidated revenues.

EBITDA grew 77% to P536.3 million in the first half of 2007 from P302.2 million in the first half of 2006. EBITDA margin declined to 11% due to the 9% appreciation of the peso, the higher compensation and benefits costs associated with new employee incentive schemes and the extended lead time required to effect an orderly migration of SPi’s medical and other transcription business from the United States to Asia, especially the Philippines.

Consolidated call center revenues increased 24% to P1.5 billion as it continued to expand its client base and improve capacity utilization. ePLDT Ventus operates seven facilities with combined seats of 6,030 and an employee base of over 6,000.

SPi, on the other hand, generated revenues of P2.6 billion in the first six months of 2007, of which 46% came from its publishing business, 28% from its healthcare unit and another 26% from its legal segment. Its recent acquisition of Springfield, a US-based medical billing and accounts receivable management service provider, is expected to boost its healthcare business as it completes its revenue cycle management offering.

Exhibit 1

“In order to capture a bigger share of the expected growth in the outsourcing business, ePLDT is now in the process of managing the functional integration of its SPi and Ventus business units to achieve efficiencies and synergy gains in certain common areas such as facilities, IT and telecommunication networks, HR, finance, and accounting. A harmonized, cross-unit sales and marketing program will also be implemented to cover a larger and broader base of potential customers, particularly in North America.  Through these integration efforts, which we expect to complete within the balance of the year, we not only foresee increased revenue contributions from the two business units but improving margins as well, particularly in the case of SPi,” said Ray C. Espinosa, ePLDT President and CEO.

Outlook for 2007

“We are rather pleasantly surprised by the better-than-expected results for the first half of the year. Whilst our performance has been assisted in part by election-related activites, core numbers manifest improving fundamentals. This has in turn given us the confidence to revise upwards - for the second time this year – our core earnings estimate to a level higher than the earlier guidance of P33 billion,” Chairman Manuel V. Pangilinan stated.

“Management has been asked and tasked to push innovation further and I can assure you that every conceivable and viable opportunity in the broader telco space is being considered, analyzed and exploited. We are quite pleased that SmartLink, BOW and myTV have been either agreed or launched – this completes the triple play convergence strategy of voice, data and video that we have raised before as a mere possibility. There is a fourth space that needs to be developed – money and its flows, both domestically and internationally. I am confident that in the near term, we will be able to bring to the market a workable application in this exciting sector in the form of Smart Remit. Indeed, this will expand the ambit of our convergence approach into a quadruple play,” Pangilinan added.

“We look forward to delivering to our shareholders another year of improved results – in profits, in cash, and a much stronger Company,” Pangilinan concluded.

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

August 7, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on August 7, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2006:

1.      Regular Dividend of P60.00 per outstanding share of the Company’s Common Capital Stock, payable on September 24, 2007 to the holders of record on August 24, 2007.

2.      Special Dividend of P40.00 per outstanding share of the Company’s Common Capital Stock, payable on September 24, 2007 to the holders of record on August 24, 2007.

3.      P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

4.      P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

5.      P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

6.      P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

7.      P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,838 As of June 30, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 7 August 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on August 7, 2007 declared, out of the unrestricted retained earnings of the Company as of December 31, 2006, the following cash dividends:

1. Regular Dividend of P60.00 per outstanding share of the Company’s Common Capital Stock, payable on September 24, 2007 to the holders of record on August 24, 2007.

2. Special Dividend of P40.00 per outstanding share of the Company’s Common Capital Stock, payable on September 24, 2007 to the holders of record on August 24, 2007.

3. P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

4. P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

5. P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

6. P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

7. P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2007, payable on September 28, 2007, to the holders of record on September 3, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 7, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 7, 2007